Exhibit 99.1

JD.com and Farfetch Partner to Open Ultimate Gateway for Bringing Luxury Brands to China

JD invests $397 million in Farfetch, leaps further into luxury sector

Partnership allows Chinese consumers to access Farfetch’s unique curation of the best luxury brands online

Beijing, 22 June 2017: E-commerce giant JD.com (Nasdaq: JD), China’s largest retailer and Farfetch, the leading global e-commerce platform for the fashion industry, today announced a strategic partnership that will create the premier platform for luxury e-commerce across China, opening a gateway to an $80bn market.

The strategic partnership between JD.com and Farfetch leverages JD’s unparalleled logistics, Internet finance and technology capabilities and social media resources, including its WeChat partnership, with Farfetch’s leadership in global luxury, to create a frictionless and seamless brand experience. Farfetch has well-established operations in China and is already the partner of choice for 200 luxury brands and more than 500 multi-brand retailers. JD will help drive further brand awareness, traffic and sales for Farfetch in the market.

As part of this partnership, JD.com will become one of the largest shareholders of Farfetch, investing $397 million, and Richard Liu, JD.com’s founder and CEO, will join the Farfetch board. JD and Farfetch will partner on marketing, logistics and technology solutions to build the brand in China, while Farfetch will continue to be the customer-facing brand.

The combined strength of the Farfetch-JD partnership will benefit all 700 brands and boutiques that are part of the Farfetch community, enabling them to take advantage of the vast resources of this new gateway to China’s luxury market.

Leveraging JD Luxury Express, JD’s recently launched white glove service, Farfetch will be able to offer customers a premium level of service befitting the world-class brands sold on the site. For Chinese consumers, this combination of Farfetch’s luxury know-how, and JD’s blazing same-day delivery speeds and highly professional service, will provide an unparalleled luxury proposition.

Farfetch partner brands with a local retail presence will also have access to world-class omni-channel capabilities, including click & collect and in-store returns, connecting the brands’ physical retail stores in China to consumers.

The joint efforts between the two companies will also include leveraging BlackDragon, a digital marketing technology platform powering entities across retail, e-commerce, tech, finance, travel, education and auto. BlackDragon will enable Farfetch to activate the vast resources of JD’s treasure trove of big data and help it market and build automated marketing pipelines to spur Farfetch’s name recognition and market position in China.

In addition, through the partnership, Farfetch users in China will also gain access to a variety of services from JD Finance. These will include JD Pay, which will be a preferred payments partner, and Baitiao, JD Finance’s popular consumer microcredit channel.

The announcement comes as JD is placing a greater focus on high-end luxury and fashion to match the huge demand among its upwardly mobile customers. Over the last two years, JD has hosted fashion shows in New York, Milan, London, Beijing and Shanghai. Since the beginning of the year, the company has hired Winston Cheng as President of International to lead its international business development with global partners and overseas investments, and separated JD Fashion into a new business unit under the e-commerce business and named Xia Ding as the president, giving the vertical greater priority. In 2017 JD Fashion has made a major push in the luxury and fashion areas, launching several key international brands on the site, including Armani, Swarovski and Zenith.

“As part of our major luxury push, we could not have found a stronger online partner than Farfetch,” said Richard Liu, Chairman and CEO of JD.com. “We have always believed that the long-term trend of Chinese e-commerce is toward quality over price and this partnership with Farfetch further extends our lead in the battle for the future of China’s upwardly mobile consumers. We look forward to deepening our relationships with Farfetch and luxury brands in the months and years ahead.”

“We are deeply honoured and excited to be announcing this partnership with Richard Liu and JD.com,” José Neves, Founder, Co-Chairman and CEO of Farfetch. “China is the world’s second largest luxury market, and we are delighted to have such a respected partner, known for its strict protection of IP, with whom to address Chinese luxury consumers. This partnership addresses the market’s challenges by combining the Farfetch brand and curation with the scale and influence of the foremost Chinese e-commerce giant. This strategic partnership will provide brands a seamless, immediate access to the luxury consumer and Chinese luxury shoppers with access to the greatest selection of luxury in the omni-channel way of life they have already fully embraced.”

Regarding the addition of Mr. Liu to Farfetch’s board, Mr. Neves added, “I am humbled and honoured to have one of the Internet’s most legendary entrepreneurs — Richard Liu — join our board, alongside Dame Natalie Massenet and Jonathan Newhouse, Chairman and Chief Executive of Condé Nast International. We are honoured to have the advice and guidance of China’s premier e-commerce guru as part of our highly experienced team, sitting around the same table as the world’s luxury online pioneer and one of the world’s pre-eminent publishers.”

CONTACT DETAILS

Farfetch

Alvina Patel

VP Brand Marketing

+1 917-821-0997

alvina.patel@farfetch.com

Eileen Chan

Manager, Greater China

+86 13817215732

eileen.chan@farfetch.com

Global Inquiries

press@farfetch.com

JD.com
Investor Relations
Ruiyu Li
IR@JD.com

Media
Josh Gartner
Press@JD.com

NOTE TO EDITORS

The reference to the $80bn market refers to both domestic and travel related purchases using figures sourced from a report by Bain & Company entitled ‘Luxury Goods Worldwide Market Study, Fall-Winter 2016’.

About JD.com, Inc.

JD.com is both the largest e-commerce company in China, and the largest Chinese retailer, by revenue. The company strives to offer consumers the best online shopping experience. Through its user-friendly website, native mobile apps, and WeChat and Mobile QQ entry points, JD offers consumers a superior shopping experience. The company has the largest fulfillment infrastructure of any e-commerce company in China. As of March 31, 2017, JD.com operated 7 fulfillment centers and 263 warehouses covering 2,672 counties and districts across China, staffed by its own employees. JD.com is a member of the NASDAQ100 and a Fortune Global 500 company.

About Farfetch Group

Farfetch is the global platform for luxury. Farfetch.com partners with over 700 of the world’s best luxury boutiques and brands, located from Tokyo to Toronto and from Milan to Miami. This unique business model guarantees an unparalleled range of luxury fashion from established brands to the most interesting new designers and one-of-a-kind styles.

The Farfetch Group consists of Farfetch.com, the e-commerce marketplace for luxury; Farfetch Black & White; a white label e-commerce solution for luxury retailers and Store of The Future; a suite of retail solutions to enhance the customer journey by connecting the online and offline worlds. The brand also added renowned London boutique Browns to its portfolio in 2015, which serves as an incubator for new retail technology ideas.

The Farfetch website and apps serve customers in 10 languages with offices in 11 cities globally. Farfetch express ships from over 700 partners in 40 countries to 190 countries worldwide with same day delivery in 10 cities.

In April 2017 Farfetch launched Store to Door in 90 Minutes, in exclusive partnership with Gucci available in 10 cities across 4 continents.

In June 2017 the  company announced a global content and commerce partnership with Condé Nast, the preeminent content provider, to create a seamless editorial shopping experience from inspiration to shopping gratification.

Farfetch is backed by world-renowned tech and luxury investors, IDG Capital Partners, Temasek, Eurazeo, DST Global, Index Ventures, Vitruvian Partners and Condé Nast International.

www.farfetch.com @Farfetch